Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) is made and entered into as of November 6, 2026, by and among Mr. Alexandre Weinstein, Kukac LLC, a limited liability company organized under the laws of the State of Delaware, and Eyal Peso, an individual (each, a “Party” and collectively, the “Parties”).

WHEREAS, the Parties may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5(b) thereunder, with respect to the ordinary shares, no par value per share (the “Ordinary Shares”), of Gauzy Ltd, a company organized under the laws of the State of Israel (the “Issuer”); and

WHEREAS, the Parties desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing in accordance with Rule 13d-1(k)(1) promulgated thereunder;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Joint Filing. In accordance with Rule 13d-1(k)(1) under the Exchange Act, each of the Parties hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to the Ordinary Shares of the Issuer, and further agrees that this Agreement shall be filed as an exhibit to such statement on Schedule 13D.

2.	Accuracy of Information. Each Party is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such Party contained therein. No Party is responsible for the completeness or accuracy of the information concerning any other Party contained therein, unless such Party knows or has reason to believe that such information is inaccurate.

3.	No Admission. The execution and delivery of this Agreement shall not be construed as an admission that any Party is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities of the Issuer beneficially owned by any other Party, and each Party expressly disclaims beneficial ownership of any securities of the Issuer beneficially owned by any other Party, except to the extent of such Party’s pecuniary interest therein.

4.	Authority. Each Party represents that it or he has all requisite power and authority to execute and deliver this Agreement and that this Agreement constitutes a valid and binding obligation of such Party.

5.	Term; Termination. This Agreement shall remain in full force and effect until revoked by any Party in writing delivered to each other Party; provided that no such revocation shall affect any obligation with respect to any filing made prior to the effectiveness of such revocation.

6.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart by facsimile, portable document format (.pdf) or other electronic transmission shall be as effective as delivery of a manually executed counterpart.

7.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

KUKAC LLC

By:	/s/ Christina Rodriguez
Name:	Christina Rodriguez
Title:	Director

EYAL PESO

/s/ Eyal Peso
Eyal Peso

ALEXANDRE WEINSTEIN

/s/ Alexandre Weinstein
Alexandre Weinstein